BNP Residential Properties, Inc.
                                                         301 S. College Street
                                                                    Suite 3850
                                                     Charlotte, NC  28202-6024
                                                           Tel: (704) 944-0100
                                                           Fax: (704) 944-2039
                                                       www.bnp-residential.com


Filed via EDGAR April 15, 2005




Attention:  Cicely Luckey, Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
Washington, DC 20549

Re:      BNP Residential Properties, Inc.
         Form 10-K for the year ended 12/31/2004
         File No. 001-09496

Gentlemen:

         This letter is provided in response to your comment letter dated March 31, 2005. Your questions, along with our responses, follow below.


Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Funds from Operations, pages 22-24

1. Tell us how you considered the guidance in Item 10(e) of Regulation S-K when adjusting FFO to add back non-cash expense for amortization and write-off of unamortized loan costs, less recurring capital expenditures to arrive at FAD. Demonstrate the usefulness in adjusting for these recurring items. Reference is made to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued by the Commission. In addition, clarify how you determined reconciling from FFO to arrive at FAD complied with the requirement in
         Item 10(e)(1)(i)(B) of Regulation S-K.

Management's response:

         We first refer to Funds from operations ("FFO") and Funds available for distribution ("FAD") in Item 6. Selected Financial Data and provide discussion of


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definitions and qualifications regarding use of these measurements in Note 2 of that item. We cross-reference this discussion, beginning on page 13, and our reconciliations, beginning on page 22, in both items.

         FFO and FAD are both non-GAAP financial measures that are commonly used by management, sophisticated investors and analysts of real estate activities and the REIT industry. FFO is clearly defined by the National Association of Real Estate Investment Trusts ("NAREIT"), and our calculation of FFO is consistent with FFO as defined by NAREIT. FAD, which is also frequently called Adjusted FFO, AFFO, Cash available for distribution, or CAD, has not been defined by NAREIT. We define and consistently calculate FAD by reference to FFO, as FFO plus non-cash expense for amortization and write-off of unamortized loan costs, less recurring capital expenditures, and so state in our discussion on page 14.

         Management considers and uses FAD as a useful supplemental measure of our ability to fund debt service, acquisitions and capital expenditures for betterments, and distributions to our shareholders and minority unitholders. We think of and use FFO as a supplemental measure of operating performance that excludes the significant non-cash charge for historical cost depreciation related to real estate investments. We think of and use FAD as a supplemental measurement of cash flow that further excludes from FFO the non-cash charges related to deferred loan costs, but deducts our expenditures for recurring capital expenditures. We believe that funding of recurring capital expenditures is critical to the long-term success of our apartment operations, and that management should consider these investing activity expenditures as "ahead" of distributions to our shareholders and minority unitholders in prioritizing our use of available funds.

         We believe that Income (loss) before minority interest is the most directly comparable GAAP financial measure in calculating and understanding FFO. We therefore begin with a reconciliation of Income (loss) before minority interest to FFO in our reconciliation and discussion of FFO and FAD beginning on page 22. We believe that Net cash provided by operating activities is the most directly comparable GAAP financial measure in understanding FAD. We believe that, because we define and calculate FAD by reference to FFO, the next logical step in the discussion is to reconcile FFO to FAD, followed by a reconciliation of FAD to Net cash provided by operating activities.

         We have not adjusted FFO or FAD to eliminate or smooth items identified as non-recurring; nor have we adjusted FFO or FAD for recurring items in an attempt to smooth earnings. We believe that the reconciling items used in comparing FFO and FAD to their respective most directly comparable GAAP financial measures are appropriate in making these supplemental measurements and have been consistently applied.

         We believe that we have appropriately considered and complied with the guidance in Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures in our disclosures and discussions

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of both FFO and FAD, and that we have demonstrated the usefulness in adjusting FFO to add back non-cash expense for amortization and write-off of unamortized loan costs, less recurring capital expenditures, to arrive at FAD. We have made a conscious effort to:
   o Present, with equal or greater prominence, the most directly comparable financial measures calculated and presented in accordance with GAAP;
   o Reconcile the differences between FFO and FAD with Income (loss) before minority interest and Net cash provided by operating activities, respectively;
   o Explain why management believes that FFO and FAD provide useful information to management and investors;
   o     Avoid excluding charges or liabilities requiring cash settlement;
   o Avoid adjusting FFO or FAD to eliminate or smooth items identified as non-recurring, infrequent or unusual, that could reasonably recur within two years;
   o Avoid adjusting FFO or FAD to eliminate or smooth items identified as recurring;
   o Exclude non-GAAP financial measures on the face of our financial statements or in the accompanying notes; and
   o Avoid titles or descriptions that might be confusingly similar to titles or descriptions used for GAAP financial measures.


Financial Statements and Notes - Note 11 - Subsequent Events, page 64

2. Clarify the nature of the economic interests you hold in the limited partnerships associated with the Boddie Investment Company acquisition. Are there any voting rights associated with these interests? Tell us what accounting literature you are relying upon to determine whether you will consolidate these partnerships and whether you considered the economic interests in the limited partnerships to be potential variable interests under FIN 46(R).

Management's response:

         In conjunction with our acquisition of Boddie Investment Company ("BIC") in January 2005, we acquired the following economic interests in the three limited partnerships:

   o Marina Shores Associates One Limited Partnership - we acquired a 50% economic interest in the net assets and net income (loss) as general partner of the partnership, subject to certain priority distributions to the single limited partner (which were subsequently satisfied and ended within days of our acquisition of BIC). We are the sole general partner and, based on the terms of the partnership agreement, control the activities of the partnership. The single limited partner has no kick-out rights and no substantive participating rights in decision making.

   o The Villages of Chapel Hill Limited Partnership - we acquired a 1% economic interest in the net assets and net income (loss) as general partner of the

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         partnership. We are the sole general partner and, based on the terms of the partnership agreement, control the activities of the partnership. The limited partners (approximately 60 persons) do not have substantive kick-out rights as defined by paragraph B20 of FIN 46(R), and do not have substantive participating rights as defined by EITF 96-16. In addition, we acquired approximately $1.2 million in amounts receivable from The Villages for operating advances and accrued interest thereon.

   o The Villages of Chapel Hill - Phase 5 Limited Partnership - we acquired a 1% economic interest in the net assets and net income (loss) as general partner of the partnership. We are the sole general partner and, based on the terms of the partnership agreement, control the activities of the partnership. The limited partners (approximately 40 persons, a number of whom also have limited partner interests in The Villages partnership) do not have substantive kick-out rights as defined by paragraph B20 of FIN 46(R), and do not have substantive participating rights as defined by EITF 96-16.

         We have not completed our evaluation of this acquisition to determine whether consolidation of one or more of these partnerships will be required. In making these determinations, we are relying primarily on FIN 46(R) and ARB 51. In addition, we are considering the tentative conclusions of the EITF with regard to EITF Issue No. 04-5.

         Our tentative determination, subject to concurrency by our independent auditor, is that we will likely consolidate all three of these partnerships in our financial statements for the first quarter of 2005. We expect to finalize our determination with regard to consolidation of these partnerships prior to completion of our first quarter 2005 financial reporting.


                                     * * * *


         We acknowledge that

   o The company is responsible for the adequacy and accuracy of the disclosure in the filings;

   o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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         I hope that the above discussion is helpful and responsive to your comments. I welcome any further questions you may have. Please feel free to call me directly at 704/944-2030.

Sincerely,


/s/ Pamela B. Bruno

Pamela B. Bruno
Vice President - Treasurer and
Chief Accounting Officer